

Cue Energy Resources Limited

A.B.N. 45 066 383 971



Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

26 February 2010

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 971

Half Year Report of Cue Energy Resources Limited for the Financial Period Ended 31 December 2009

HIGHLIGHTS

- **Significant increase in revenue.**
- **Strong net profit after tax.**
- **Enhanced cash balance and liquidity position.**
- **Mapped very high potential Caterina gas prospect in the Carnarvon Basin**
- **Additional oil reserves added at Maari and Manaia.**
- **Acquired new high potential NZ exploration areas.**



Cue Energy Resources Limited

A.B.N. 45 066 383 971

Half Year Report of Cue Energy Resources Limited for the Financial Period Ended 31 December 2009

This Half Year Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.2A

Current Reporting Period:	Financial Period ending 31 December 2009 (6 months)
Previous Corresponding Period:	Financial Period ending 31 December 2008 (6 months)

Results for Announcement to the Market for the Financial Period Ended 31 December 2009 (Six Months)

(Previous Corresponding Period: Half Year Ended 31 December 2008)

HIGHLIGHTS

- **Significant increase in revenue.**
- **Strong net profit after tax.**
- **Enhanced cash balance and liquidity position.**
- **Mapped very high potential Caterina gas prospect in the Carnarvon Basin**
- **Additional oil reserves added at Maari and Manaia.**
- **Acquired new high potential NZ exploration areas.**

Revenue and Net Profit/(Loss)

	Percentage Change Over Dec '08 (6 months)	Amount (6 months) $'000
Revenue	Up 72%	30,904
Profit after tax attributable to members	Up 150%	8,423
Net profit attributable to members	Up 150%	8,423

Dividends
It is not proposed to pay dividends.

Brief Explanation of Revenue, Net Profit/(Loss) and Dividends Distributions (if any)

(i) Revenue from Ordinary Activities
Increased revenues can be attributed mainly to revenue of $28.51M from significantly increased oil production from the Maari field in the Taranaki basin, New Zealand and the commencement of gas production at Oyong in the Sampang PSC, Indonesia.

(ii) Net Result
The net profit was primarily as a result of increased production receipts and comparatively negligible impairment writedowns.

	31/12/2009	31/12/2008
Net Tangible Assets Per Security	9.3 cents	7.7 cents



Cue Energy Resources Limited

A.B.N. 45 066 383 971

HALF-YEAR FINANCIAL REPORT AND DIRECTORS' REPORT

31 December 2009

CORPORATE DIRECTORY

DIRECTORS:

RG Tweedie (Chairman)
L Musca
SJ Koroknay

ADMINISTRATION OFFICE:

Level 21
114 William Street
MELBOURNE VIC 3000

Phone: (03) 9670 8668
Fax: (03) 9670 8661
Email: mail@cuenrg.com.au

REGISTERED OFFICE:

Level 21
114 William Street
MELBOURNE VIC 3000

SHARE REGISTER:

Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford Vic 3067
Australia

GPO Box 2975
Melbourne Vic 3001
Australia

Tel: 1300 850 505 (within Australia)
or 61 3 9415 4000 (outside Australia)
Fax: 61 3 9473 2500
Email: web.queries@computershare.com.au
Website: www.computershare.com

AUDITORS:

PKF
Level 14, 140 William Street
MELBOURNE VIC 3000

SOLICITORS:

Allens Arthur Robinson
530 Collins Street
MELBOURNE VIC 3000

CONTENTS:

STOCK EXCHANGE LISTINGS

Australian Securities Exchange Ltd
525 Collins Street
MELBOURNE VIC 3000

New Zealand Exchange limited
Level 2, NZX Centre, 11 Cable Street
PO Box 2959
WELLINGTON, NEW ZEALAND

Port Moresby Stock Exchange
Cnr of Champion Parade & Hunter Street
PORT MORESBY, PAPUA NEW GUINEA

DIRECTORS' REPORT

The directors present their report together with the consolidated Financial Report of Cue Energy Resources Limited ("Cue") for the half-year ended 31 December 2009.

DIRECTORS

The directors of the Company in office during and since the half-year are as follows:

RG Tweedie
L Musca
SJ Koroknay (appointed 9 October 2009)
A Knox (appointed 15 September 2009/resigned 9 October 2009)
EG Albers (resigned 4 September 2009)

RESULT

The consolidated profit after tax of the economic entity for the half-year ended 31 December 2009 amounted to $8,423,000 (2008: loss $16,724,000).

The profit was primarily as a result of increased production receipts.

DIVIDENDS

No dividends were paid or declared during the half year.

REVIEW OF OPERATIONS

Papua New Guinea

Cue's net share of oil production from the SE Gobe field for the half year was 22,440 barrels. The average oil production rate for calendar year 2009 was approximately 4,600 barrels of oil per day (Cue's share was approximately 150 barrels of oil per day). Cue did not have any hedging arrangement in place during the half year.

Acquisition of a 60km 2D seismic survey over the Barikewa gas field was successfully completed. Negotiations began to sell SE Gobe gas to the PNG LNG project.

Indonesia

Cue's net share of oil production for the half year from the Oyong field was 109,179.

Gas production began from the Oyong field on 1 October 2009.

Cue's net share of gas production for the half year was 647 million cubic feet.

Cue did not have any hedging arrangements in place during the half year.

A plan of development for the Wortel gas field was approved by BPMIGAS towards the end of the half year. Front end engineering and design studies are expected to begin in early 2010 and a financial investment decision is expected in mid 2010.

DIRECTORS' REPORT (continued)

New Zealand

Cue's net share of oil production for the half year from the Maari field was 200,815 barrels .

The development drilling on the Maari field was completed and the shallower M2A oil development well successfully drilled and completed. The Manaia-1 oil appraisal well was successfully drilled from the Maari platform to a measured depth of 7,945 metres, a New Zealand record, and the lower completion installed.These two wells increase Cue's net proved and probable oil reserves by 475,000 barrels

Following the successful drilling campaign, the ENSCO 107 jack up drilling was demobilised from the Maari field and later returned to Singapore.

During the half year, Cue increased its exploration presence in New Zealand when it obtained 20% interests in high potential permits PEP51313 and PEP51149 in the Taranaki Basin.

Australia

In WA-389-P, where Cue holda a 100% interest, interpretation of the new 3D data strongly enhanced the potential of the very large Caterina gas prospect. Cue began a farmout campaign for the permit with significant interest from a number of companies.

In WA-360-P, MEO irrevocably committed to drill the Artemis-1 well and as a consequence, Cue has reduced its equity in the permit to 15% in return for a free carry through the drilling of the well.

Equity Raising

In July 2009, Cue completed a non-renounceable 1 for 5 Pro-rata Entitlement Offer to shareholders. Successful applications were received for 64,455,713 shares @ 15 cents per share raising approximately A$9,668,000.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in class order 98/0100 issued by the Australian Securities and Investments Commission relating to "rounding of amounts" in the Director's Report. Amounts in the Director's Report and the Half Yearly Financial Report have been rounded off in accordance with that class order to the nearest thousand dollars, or in certain cases, to the nearest dollar where appropriate.

AUDITOR INDEPENDENCE DECLARATION

A copy of the auditor independence declaration is set out on page 7.

Signed in accordance with a resolution of Directors.



RG Tweedie
Chairman

Dated at Melbourne this 26th day of February 2010.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE HALF-YEAR ENDED 31 December 2009

	NOTE	2009 $000's	2008 $000's
Production income		28,509	17,774
Production costs		(5,777)	(3,925)
Gross Profit		22,732	13,849
Other income	2	2,395	194
Amortisation costs		(5,507)	(7,578)
Finance costs		(83)	(777)
Impairment expenses		(15)	(27,837)
Other expenses	3	(1,040)	(1,778)
Profit/(Loss) before income tax		18,482	(23,927)
Income tax benefit/(expense)		(10,059)	7,203
Net Profit/(Loss) for the half year		8,423	(16,724)
Other comprehensive income			
Change in the value of available for sale financial assets		-	-
Other comprehensive income for half year net of tax		-	-
Total comprehensive income for the half year		8,423	(16,724)
Profit/(loss) is attributable to:			
owners of Cue Energy Resources Limited		8,423	(16,724)
Total comprehensive income for the half year Is attributable to :			
owners of Cue Energy Resources Limited		8,423	(16,724)
Basic earnings (loss) per share (cents per share)		1.2	(2.7)
Diluted earnings (loss) per share (cents per share)		1.2	(2.6)

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE HALF-YEAR ENDED 31 December 2009

	NOTE	31/12/09 $000's	30/06/09 $000's
Current Assets			
Cash and cash equivalents		18,107	4,324
Trade and other receivables		11,642	7,035
Total Current Assets		29,749	11,359
Non Current Assets			
Property, plant and equipment		73	75
Other financial assets		-	337
Deferred tax assets		16,536	13,361
Exploration and evaluation expenditure		19,653	17,377
Production properties		69,241	68,290
Total Non Current Assets		105,503	99,440
Total Assets		135,252	110,799
Current Liabilities			
Trade and other payables		3,562	4,805
Financial liability-secured		9,863	8,642
Tax liabilities		2,005	725
Provisions		304	113
Total Current Liabilities		15,734	14,285
Non Current Liabilities			
Financial liability - secured		8,953	15,551
Deferred tax liabilities		25,290	13,526
Provisions		864	1,036
Total Non Current Liabilities		35,107	30,113
Total Liabilities		50,841	44,398
Net Assets		84,411	66,401
Equity			
Contributed equity		151,468	141,800
Reserves		394	475
Accumulated losses		(67,451)	(75,874)
Total Equity		84,411	66,401

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 31 December 2009

Consolidated	Note	Attributable to equity holders of the parent				Total
		Contributed Equity	Accumulated Losses	Available for sale Financial Asset Reserve	Share-based Payments Reserve	
		$'000	$'000	$'000	$'000	$'000
At 1 July 2009		**141,800**	**(75,874)**	**141**	**334**	**66,401**
Profit for the period		-	8,423	(141)	-	8,282
Other comprehensive income		-	-	-	-	-
Employee share scheme		-	-	-	60	60
Total comprehensive income for the period		-	**8,423**	**(141)**	**60**	**8,342**
Transactions with owners in their capacity as owners:						
Issue of shares	5	9,668	-	-	-	9,668
As at 31 December 2009		**151,468**	**(67,451)**	-	**394**	**84,411**
At 1 July 2008		**141,800**	**(54,982)**	**141**	**118**	**87,077**
(Loss) for the period		-	(16,724)	-	-	(16,724)
Other comprehensive income		-	-	-	-	-
Total comprehensive income for the period		-	**(16,724)**	-	-	**(16,724)**
Transactions with owners in their capacity as owners:						
Issue of shares		-	-	-	-	-
Costs of capital raising		-	-	-	-	-
Share-based payments		-	-	-	-	-
At 31 December 2008		**141,800**	**(71,706)**	**141**	**118**	**70,353**

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED CASH FLOW STATEMENT FOR THE HALF-YEAR ENDED 31 December 2009

	NOTE	2009 $000's	2008 $000's
Cash Flows From Operating Activities			
Receipts from customers		24,309	23,098
Interest received		130	169
Payments to employees and other suppliers		(7,103)	(7,750)
Income tax paid		(190)	(2,067)
Royalties paid		(698)	(77)
Net Cash Provided by Operating activities		16,448	13,373
Cash Flows From Investing Activities			
Payments for exploration expenditure		(2,710)	(11,873)
Payment for office equipment		(11)	(2)
Payments for production property		(6,643)	(10,655)
Proceeds on sale of investments		670	
Net Cash (Used in) Investing Activities		(8,694)	(22,530)
Cash Flows From Financing Activities			
Proceeds from borrowing		486	2,536
Repayment of borrowings		(3,406)	-
Proceeds from issues of shares		9,668	-
Net Cash Provided by Financing Activities		6,748	2,536
Net Increase/(Decrease) in Cash and Cash Equivalents		14,502	(6,621)
Cash and cash equivalents at the beginning of the period		4,324	14,761
Effect of exchange rate change on foreign currency balances held at the beginning of the year		(719)	4,835
Cash and Cash Equivalents at the end of the Period		18,107	12,975

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 December 2009

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

a) Statement of compliance

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 134 'Interim Financial Reporting". Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 'Interim Financial Reporting'. The half-year financial report does not include notes of the type normally included in an annual financial report and should be read in conjunction with the most recent annual financial report, together with any public announcements made by Cue Energy Resources Limited (the "Group").

The Group has adopted applicable new and amended Australian Accounting Standards and AASB Interpretations as of 1 July 2009. When the adoption of the Standard or Interpretation is deemed to have an impact on the financial statements or performance of the Group, its impact is described below:

AASB 101 Presentation of Financial Statements
The revised Standard separates the owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity and included in the new statement of comprehensive income. The statement of comprehensive income presents all items of recognised income and expense, either in one single statement, or in two linked statements. The Group has elected to present one statement.

(b) Basis of preparation

The half year financial statements have been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the company's annual financial report for the year ended 30 June 2009.

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the half-year financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising the financial statements of the parent entity and of all entities, which Cue Energy Resources Limited controlled from time to time during the year and at balance date.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies, which may exist. All inter-company balances and transactions, including any unrealised profits or losses have been eliminated on consolidation.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 December 2009 (continued)

	2009 $'000	2008 $'000

NOTE 2 OTHER INCOME

	2009 $'000	2008 $'000
Interest from Cash and Cash Equivalents	137	144
Net Foreign Exchange Gains	1,739	-
Profit on Sale of Available for Sale Financial Assets	474	-
Management Fees	45	50
Total Other Income	2,395	194

NOTE 3 OTHER EXPENSES

	2009 $'000	2008 $'000
Net Foreign Exchange Loss	-	811
Depreciation	13	20
Employee Benefits Expense	505	522
Operating Lease	51	48
Administration Expenses	471	377
Total other expenses	1,040	1,778

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 December 2009 (continued)

NOTE 4 SEGMENT INFORMATION

The principal business of the group is the production and exploration for hydrocarbons in Australia, New Zealand, Indonesia and PNG.

Management has determined the operating segments based upon reports reviewed by the board and executive management that are used to make strategic decisions.

The board considers the business from both a product and geographic perspective and has identified four reportable segments.

Half-year 2009	Australia	NZ	Indonesia	PNG	All Other Segments	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Total segment revenue	2,395	15,517	10,673	2,319	-	30,904
Inter-segment revenue	-	-	-	-	-	-
Revenue from external customers	2,395	15,517	10,673	2,319	-	30,904
Adjusted Profit Before Income Tax	1,355	8,800	7,387	955	-	18,497
Half-year 2008						
Total segment revenue	194	-	14,211	3,563	-	17,968
Inter-segment revenue	-	-	-	-	-	-
Revenue from external customers	194	-	14,211	3,563	-	17,968
Adjusted Profit Before Income Tax	(1,585)	(777)	4,089	2,183	-	3,910
Total segment assets						
31 December 2009	28,021	69,875	32,310	5,046	-	135,252
30 June 2009	14,137	49,816	41,667	5,179	-	110,799

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 December 2009 (continued)

NOTE 4 SEGMENT INFORMATION

Reconciliation of adjusted Profit before Income Tax to Net Profit before Income Tax:

	2009 $'000	2008 $'000
Adjusted Net Profit before income tax	18,497	3,910
Impairment writedowns	(15)	(27,837)
Net Profit before Income Tax	18,482	(23,927)

The Board assesses the performance of the operating segments based upon a measure of adjusted Net Profit before impairment writedowns and income tax.

The Company operated predominantly in one industry, exploration and production of hydrocarbons.

NOTE 5 CONTRIBUTED CAPITAL

	Dec 2009 Number	June 2009 Number	Dec 2009 $'000	June 2009 $'000
Ordinary shares fully paid (no par value)	692,694,718	628,239,007	151,468	141,800
Total Share Capital	692,694,718	628,239,007	151,468	141,800

Movements in contributed capital since 1 July 2009 were as follows:

	Ordinary Shares	Issue price	$'000
01/07/09 balance at beginning period	628,239,007		141,800
23/07/09 share issue	62,223,683	15 cents	9,333
06/08/09 share issue	2,232,028	15 cents	335
31/12/09 balance at end period	692,694,718		151,468

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 December 2009 (continued)

NOTE 6 EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the end of the financial year, the Directors have agreed to accept an offer for the Group's interest in PRL8 (Kimu) in Papua New Guinea subject to completion of all regulatory and contractual requirements.

Apart from the above, the Directors are not aware of any matters or circumstances which have arisen since the end of the financial year, not otherwise dealt with in this Report or Group Financial Statements, which may significantly effect the operations of the entity, the results of those operations or state of affairs of the Company or Group.

NOTE 7 CONTINGENT ASSETS/LIABILITIES

There are no reportable contingent assets or liabilities at the period end and no changes since 30 June 2009.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Cue Energy Resources Limited, I state that:
In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position as at 31 December 2009 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting", and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board of Directors.



Richard Tweedie
Chairman

Dated at Melbourne this 26th day of February 2010